# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

January 8, 2025

_____

In the Matter of

**Versity Invest, LLC**
**20 Enterprise**
**Suite 400**
**Aliso Viejo, California 92656**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12178

_____

  Versity Invest, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

  In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 8, 2025.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief